Simpson Thacher & Bartlett
ICBC Tower, 35th Floor 3 Garden Road Hong Kong (852) 2514-7600 ___________________

Facsimile (852) 2869-7694
Direct Dial Number +852-2514-7650	E-Mail Address CLIN@stblaw.com

August 31, 2015

VIA EDGAR

Office of Transportation and Leisure

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. John Dana Brown, Attorney Advisor
Mr. Donald E. Field, Attorney Advisor

Re:	500.com Limited
Form 20-F for Fiscal Year Ended December 31, 2014
Filed April 27, 2015
File No. 001-36206

Gentlemen:

On behalf of our client, 500.com Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are transmitting this letter in response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated August 21, 2015 (the “Comment Letter”), with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 001-36206).

Set forth below is the Company’s response to the Staff’s comment in the Comment Letter. The Staff’s comment is retyped below for your ease of reference and are followed by the Company’s response.

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Leiming Chen   Daniel Fertig    Adam C. Furber    Anthony D. King    Celia C.L. Lam   Chris K.H. Lin   Jin Hyuk Park   Kathryn King Sudol   Christopher K.S. Wong

Resident Partners

Simpson Thacher & Bartlett, Hong Kong is an affiliate of Simpson Thacher & Bartlett LLP with offices in:

New York	Beijing	Houston	London	Los Angeles	Palo Alto	São Paulo	Seoul	Tokyo	Washington, D.C.

Simpson Thacher & Bartlett

General

1.	In January 2015, the Ministry of Commerce of China released a discussion draft of proposed legislation for public comment, which appears to set out a plan for overhauling Chinese foreign investment laws. To the extent that the discussion draft may be material to you or your operations please disclose the discussion draft, including how the proposed changes may impact your operations. In this regard, we note that neither the Risk Factors section on page 6 nor the Regulation of Our Industry section on page 54 reference or discuss this new proposed legislation.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will disclose the referenced draft legislation, how the proposed regulatory changes may impact its operations, and any recent developments with respect to the draft legislation in the Company’s next annual report on Form 20-F.

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Simpson Thacher & Bartlett

If you have any questions regarding this letter, please do not hesitate to contact me at +(852) 2514-7650 (work) or clin@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

cc:	Zhengming Pan, President
Min Yu, Chief Financial Officer